                                                                    EXHIBIT 4.10

PRIVATE & CONFIDENTIAL                                            EXECUTION COPY

                              DATED MARCH 31, 2004

                               MR. WONG TOE YEUNG

                                       AND

                            NAM TAI ELECTRONICS, INC.
                            -------------------------

                                    AGREEMENT

                      RELATING TO THE SALE AND PURCHASE OF
                       THE ENTIRE ISSUED SHARE CAPITAL OF
                               JASPER ACE LIMITED

                            -------------------------

                            (MSR/6716628/5/#96637v3)

                                   WWW.JSM.COM

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\
                                    CONTENTS

CLAUSE    HEADING                                                                PAGE
1         Definitions and Interpretation..................................         1

2         Conditions......................................................         5

3         Sale and Purchase...............................................         5

4         Consideration...................................................         6

5         Completion......................................................         9

6         Pre-Completion Undertakings.....................................         9

7         Warranties......................................................         9

8         Tax Indemnity...................................................        10

9         Miscellaneous...................................................        10

10        Expenses........................................................        11

11        Confidentiality.................................................        11

12        Notices.........................................................        12

13        Law and Jurisdiction............................................        12

SCHEDULES

NUMBER    DESCRIPTION                                                            PAGE
1         Basic Information Concerning the Company........................        13

2         The Warranties..................................................        14

3         Matters to be Transacted at Completion..........................        19

4         Legend..........................................................        22

5         JAMF Shareholding Transfer Letter...............................        23

EXECUTION.................................................................        25

EXHIBITS

A         JA Accounts

B         Unaudited Huizhou TCL Accounts

C         Huizhou TCL Board Resolutions (declaration of dividends)

THIS AGREEMENT is dated March 31, 2004 and is made

BETWEEN

(1) MR. WONG TOE YEUNG (I.D. Card Number A322103(5)) of 39th Floor, Tower 6, The Leighton Hill, 2B Broadwood Road, Hong Kong ("MR. WONG"); and

(2) NAM TAI ELECTRONICS, INC., an International Business Company incorporated in the British Virgin Islands having its registered office at McW. Todman & Co., McNamara Chambers, P O Box 3342, Road Town, Tortola, the British Virgin Islands ("NTEI").

Background

(A) Mr. Wong indirectly holds a 9% shareholding interest in Huizhou TCL. This interest is held through Mr. Wong's direct 100% shareholding interest in Top Scale, which in turn holds a direct 100% shareholding interest in JA, which in turn directly holds 9% of Huizhou TCL.

(B) NTEI indirectly holds a 3.033% shareholding interest in Huizhou TCL. This interest is held through a 72.2% owned subsidiary, MF, which directly holds 4.2% of Huizhou TCL. JA holds the remaining 27.8% shareholding interest in MF.

(C) The parties have agreed that NTEI will increase its indirect shareholding interest in Huizhou TCL from 3.033% to 9%, through its acquisition of Top Scale's 100% shareholding in JA. This transaction is conditional upon JA transferring its 27.8% shareholding in MF to another special purpose vehicle wholly owned by Mr. Wong prior to Completion.

BY WHICH IT IS AGREED as follows:

1.    DEFINITIONS AND INTERPRETATION

1.1   Defined Terms

      In this Agreement unless the context requires otherwise:

      "ACCOUNTS" means collectively the JA Accounts and the Unaudited Huizhou TCL Accounts;

      "ACCOUNTS DATE" means December 31, 2003;

      "ADJUSTED COMPLETION BENCHMARK VALUATION" has the meaning given in Clause 4.2(b);

      "ADJUSTED IPO BENCHMARK VALUATION" has the meaning given in Clause 4.2(c);

      "ADJUSTMENT AMOUNT" has the meaning given in Clause 4.2(e);

      "BENCHMARK VALUATION" has the meaning given in Clause 4.2(a);

      "BUSINESS DAY" means a day other than a Saturday, Sunday on which banks are open in Hong Kong to the general public for business;

      "CASH CONSIDERATION" means the sum of US$25,000,000.00 (Twenty-five million);

      "COMPANIES ORDINANCE" means the Companies Ordinance (Chapter 32, as amended, of the Laws of Hong Kong);

      "COMPLETION" means completion of the sale and purchase of the JA Shares in accordance with Clause 5;

      "COMPLETION DATE" means April 21, 2004(or such later date as the parties may mutually agree in writing);

      "CONDITION" means the condition set out in Clause 2.1;

      "CONSIDERATION" means the total consideration to be paid by NTEI to Top Scale for the JA Shares, specified in Clause 4.1;

      "EMV" has the meaning given in Clause 4.2(a);

      "ENCUMBRANCE" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect and any agreement or obligation to create or grant any of the aforesaid;

      "HUIZHOU TCL" means Huizhou TCL Mobile Communication Company Limited, (name in Chinese) T C L name in Chines, a company incorporated in the People's Republic of China, Registration Number GH003740, having its registered office at No. 23 Zone, Zhong Kai High Technology Development Zone, Huizhou, Guangdong, China;

      "IPO" means an initial public offering of the ordinary shares of Huizhou TCL or of any of its holding company or subsidiaries set up for this purpose ("LISTCO") and the listing of the share capital of Listco incidental to such offering of the shares on a stock exchange;

      "JA" means Jasper Ace Limited (name in Chinese), an International
      Business Company incorporated in the British Virgin Islands, Registration Number 269914, having its registered office at Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands particulars of which are set out in Schedule 1;

      "JA ACCOUNTS" means the unaudited profit and loss account of JA for the period February 1, 1999 to March 31, 2004 and the unaudited balance sheet of JA as at March 31, 2004, copies of which are attached as Exhibit A;

      "JA HUIZHOU TCL SHAREHOLDING" means US$ 2,682,000 paid-up capital in the capital of Huizhou TCL registered in the name of JA, which will at Completion represent 9% of the entire capital of Huizhou TCL;

      "JA SHARES" means 100,000 ordinary shares of US$ 1.00 each in the capital of JA to be sold to NTEI pursuant to this Agreement, being all the issued shares in the capital of JA held by, or as nominee for, Top Scale;

      "JAMF SHAREHOLDING" means the 1167 ordinary shares of US$1.00 each in the capital of MF (representing a 27.8% shareholding interest in MF) in respect of which the share certificates are presently held by JA (as trustee and agent for Crystal Island Investment Limited) and which pursuant to Clause 2.1 will be returned to Crystal Island Investment Limited prior to Completion,;

      "JAMF SHAREHOLDING TRANSFER LETTER" means a letter from JA addressed to Crystal Island Investment Limited substantially in the form set out in
      Schedule 5;

      "LEGEND" means the legend affixed to the share certificate representing the Namtai Common Stock substantially in the form set out in Schedule 4;

      "MF" means Mate Fair Group Limited (name in chinese), an International Business Company incorporated in the British Virgin Islands, Registration Number 370066, having its registered office at Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands;

      "MF SHARES" means 3033 ordinary shares of US$1.00 each in the capital of MF registered in the name of NTEI and representing as at Completion a 72.2% shareholding interest in MF;

      "NAMTAI COMMON STOCK" means 2,389,974 new shares of the common stock of NTEI, being the result of the following formula:-

      US$58,793,367.40 divided by the average market closing price of one share of the common stock of NTEI as reported on NYSE for each day during the period from March 3, 2004 to March 30, 2004 (inclusive) on which NYSE is open for trading and on which at least 10,000 shares of NTEI common stock are traded (the "AVERAGE MARKET CLOSING PRICE"), rounded down or up to the nearest whole number;

      "NYSE" means the New York Stock Exchange;

      "RELIEF" includes any relief, allowance, set-off or deduction in computing profits or credit or right to repayment of Taxation granted by or pursuant to any legislation concerning or otherwise relating to Taxation;

      "RMB" means Renminbi, the lawful currency for the time being of the People's Republic of China;

      "TAXATION" means (i) any liability to any form of taxation, duty, impost, levy, rate, or other amount payable to any revenue, customs or fiscal authorities whenever created or imposed and of any part of the world, including, without limitation, profits tax, provisional profits tax, interest tax, salaries tax, property tax, taxes on income, estate duty, capital duty, stamp duty, payroll tax, rates, customs and excise duties and other similar liabilities, (ii) such an amount or amounts as is referred to in Clause 8.2 and (iii) all interest, penalties, costs, charges and expenses incidental or relating to the liability to Taxation or the deprivation of any Relief which is the subject of the indemnity under Clause 8.1 to the extent that the same is payable or suffered by JA;

      "TOP SCALE" means Top Scale Company Limited, a company incorporated in the British Virgin Islands, Registration Number 46750, having its registered office at International Trust Building, Wickhams Cay, Road Town, Tortola, the British Virgin Islands, a company which is 100% beneficially owned and controlled by Mr. Wong;

      "UNAUDITED HUIZHOU TCL ACCOUNTS" means the unaudited financial statements of Huizhou TCL for the period of 12 months ended on the Accounts Date, copies of which are attached as Exhibit B;

      "US$" means United States Dollars;

      "WARRANTIES" means the representations, warranties and undertakings set out in Schedule 2;

      "2003 UNAUDITED PROFIT AMOUNT" has the meaning given in Clause 4.2(a).

1.2   Construction of References

      In this Agreement, unless the context requires otherwise, any reference:

      (a) to a Clause or Schedule is a reference to a Clause of or a Schedule to this Agreement;

      (b) to this Agreement, any other document or any provision of this Agreement or that document is a reference to this Agreement, that document or that provision as in force for the time being or from time to time amended in accordance with the terms of this Agreement or that document; and

      (c) to a "SUBSIDIARY" or "HOLDING COMPANY" is to be construed in accordance with Section 2 of the Companies Ordinance.

1.3   Interpretation

      In this Agreement, unless the context otherwise requires:

      (a)   words importing the plural include the singular and vice versa; and

      (b)   words importing a gender include every gender.

1.4   Headings and Contents

      The headings and the tables of contents in this Agreement do not affect its interpretation.

1.5   Schedules

      This Agreement includes its Schedules and any reference to a paragraph is a reference to the paragraph of the relevant Schedule.

2.    CONDITIONS

2.1 Completion of this Agreement is conditional upon Mr. Wong procuring that JA has transferred its interest in the JAMF Shareholding to another special purpose vehicle wholly owned by Mr. Wong, by JA executing the JAMF Shareholding Transfer Letter.

2.2 Mr. Wong shall procure the fulfilment of the Condition prior to the Completion Date.

2.3 To the extent that the Condition is or may not be satisfied in full prior to Completion, such Condition or Conditions may be waived by NTEI at its absolute discretion and to such extent it thinks fit by giving notice in writing to Mr. Wong.

2.4 If the Condition is not duly fulfilled (or waived by NTEI) on or before the Completion Date, NTEI shall be entitled to terminate this Agreement without penalty by giving notice to Mr. Wong, whereupon all liabilities of NTEI hereunder shall cease and determine (without prejudice to any of the other rights or remedies available to NTEI).

3.    SALE AND PURCHASE

3.1   Sale and Purchase

      Mr. Wong shall procure the sale by Top Scale as legal and beneficial owner of the JA Shares free from all Encumbrances and with all rights now attached to the JA Shares including the right to receive all dividends and other distributions declared, made or paid on or after the Accounts Date and NTEI relying on the representations, warranties and undertakings of Mr. Wong contained or referred to in this Agreement shall purchase the JA Shares with effect from Completion.

3.2   Pre-emption Rights

      Mr. Wong hereby waives and shall procure that Top Scale and any other person

      (including any other transferor of the legal or beneficial interest in the JA Shares) waives any right of pre-emption which each may have in respect of the JA Shares, whether pursuant to the Articles of Association of JA or otherwise howsoever arising.

4.    CONSIDERATION

4.1   Consideration

      Subject to adjustment in accordance with Clause 4.2, the Consideration shall be US$126,385,169.40 (One hundred and twenty-six million three hundred and eighty-five thousand one hundred and sixty-nine dollars and forty cents) which shall satisfied by:-

      (a) the transfer by NTEI to Top Scale of the MF Shares in accordance with paragraph 2(a) of Schedule 3. In accordance with Clause 4.2(a) the valuation which the parties have provisionally attributed to the MF Shares has been calculated as : 3.033% x Benchmark Valuation = US$42,591,802 (Forty two million five hundred and ninety-one thousand eight hundred and two);

      (b) the payment of the Cash Consideration to Top Scale in accordance with paragraph 2(b) of Schedule 3; and

      (c) the issuance by NTEI of the Namtai Common Stock to Top Scale in accordance with paragraph 2(c) of Schedule 3. The share certificate evidencing the Namtai Common Stock shall bear the Legend and shall be dated the Completion Date. NTEI shall procure that such Namtai Common Stock is issued credited as fully paid and non assessable and free from all Encumbrances, and that the Namtai Common Stock will rank pari passu with all other common stock of NTEI in issue on the date of such issue.

4.2   Adjustment of Consideration

      (a) The benchmark valuation of Huizhou TCL for the purpose of the transactions contemplated in this Agreement has been agreed with reference to the expected market value ("EMV") of Listco at the time of its IPO (prior to the public investors participating therein). For the purpose of calculating such provisional valuation, the parties have valued Huizhou TCL at US$1,404,279,660 (One thousand four hundred and four million two hundred seventy nine thousand six hundred and sixty) (the "BENCHMARK VALUATION") based on an unaudited net profit of US$100,305,690 (One hundred million three hundred and five thousand six hundred and ninety) as shown in the Unaudited Huizhou TCL Accounts ("2003 UNAUDITED PROFIT AMOUNT") for Huizhou TCL's financial year ended December 31, 2003 and an historical P/E of 14 times, representing the P/E multiple of 15 times which the parties currently expect to achieve at IPO minus 1 (one) = 14 times. Accordingly, assuming a P/E multiple at IPO of 15 times, the parties have estimated that the EMV of Huizhou TCL at the time of its IPO is US$1,504,585,350 (One thousand five hundred and four million five hundred eighty five thousand three hundred and fifty) based on the 2003 Unaudited Profit Amount.

      (b) (i) Mr Wong undertakes to provide to NTEI a copy of the signed, audited financial statements of Huizhou TCL for the period of 12 months ended on the Accounts Date, duly certified as true and complete by the Directors of Huizhou TCL, as soon as practicable following Completion and in any event within three (3) months thereafter. Forthwith following NTEI's receipt of such signed, audited financial statements, the parties agree, subject to Clause 4.2(d), that the Consideration shall be subject to adjustment in accordance with the following formula :-

            A = (B x C) - (D x C)

            Where: A is the amount of the adjustment to the Consideration
                   (expressed in US$);

                   B is the Benchmark Valuation;

                   C is 5.967%, representing the percentage increase in NTEI's indirect shareholding interest in Huizhou TCL which will result upon Completion;

                   D is the Adjusted Completion Benchmark Valuation calculated in accordance with Clause 4.2(b)(ii).

            (ii) The "ADJUSTED COMPLETION BENCHMARK VALUATION" shall be the product of the following formula :-

            A x B

            Where: A is the audited net profit (expressed in RMB) as shown in the audited financial statements of Huizhou TCL in respect of the financial year of Huizhou TCL ending on the Accounts Date, as converted to US$ using an exchange rate of US$1.00 to RMB8.26;

                   B is 14, representing the P/E multiple which was applied in calculating the Benchmark Valuation;

      (c) (i) Subject to Clause 4.2(d), the parties agree that the Consideration shall be subject to adjustment in accordance with the following formula :-

            A = (B x C) - (D x C)

            Where: A is the amount of the adjustment to the Consideration
                   (expressed in US$);

                   B is the Benchmark Valuation;

                   C is 5.967%, representing the percentage increase in NTEI's indirect shareholding interest in Huizhou TCL which will result upon Completion;

                    D is the Adjusted IPO Benchmark Valuation calculated in accordance with Clause 4.2(c)(ii).

            (ii) The "ADJUSTED IPO BENCHMARK VALUATION" shall be the product of the following formula :-

            A x B

            Where : A is the audited net profit (expressed in RMB) as shown in the audited financial statements of Huizhou TCL in respect of the latest complete financial year of Huizhou TCL immediately preceding the date of the IPO, as converted to US$ using an exchange rate of US$1.00 to RMB8.26;

                    B is the historical P/E multiple achieved on IPO minus 1
                    (one).

      (d) The parties agree that no adjustment shall be made to the Consideration in the event that the Adjusted Completion Benchmark Valuation or the Adjusted IPO Benchmark Valuation is equal to or exceeds the Benchmark Valuation.

      (e) Any adjustment to the Consideration pursuant to Clause 4.2(b) and/or Clause 4.2(c) (as the case may be)(the "ADJUSTMENT AMOUNT") shall be satisfied by the immediate cancellation by NTEI of such number of shares of the Namtai Common Stock as were issued to Top Scale pursuant to Clause 4.1(c) which is the result of the following formula :-

      A/B (rounded down or up to the nearest whole number)

      Where:      A is the Adjustment Amount; and

                  B is the price per share at which the Namtai Common Stock is issued to Top Scale at Completion (i.e. US$24.60 per share).

4.3   Form of Payment

      The payment of the Cash Consideration to be made under Clause 4.1(b) shall be made by telegraphic transfer to the account notified by Mr. Wong to NTEI not later than 3 Business Days before the Completion Date.

5.    COMPLETION

5.1 Subject to Clause 2, Completion shall occur in Macau Special Administrative Region of the People's Republic of China (or at such other place as the parties may agree in writing) on the Completion Date when the business set out in Schedule 3 shall be transacted.

5.2 Neither party shall be obliged to complete this Agreement unless the other party complies fully with its obligations under Schedule 3.

6.    PRE-COMPLETION UNDERTAKINGS

      Mr Wong hereby undertakes to procure that pending Completion, JA will not (save as contemplated by this Agreement or as NTEI may agree in writing):-

      (a) issue or agree to issue any share or loan capital or grant or agree to grant any option over or right to acquire any share or loan capital;

      (b) enter into any transaction, agreement or contract, trade or carry on business, acquire or dispose of any interest in any asset or create or undertake any capital commitment or actual or contingent liability whatsoever;

      (c) create or permit to arise any lien, charge, encumbrance, pledge, mortgage or other third party right or interest on or in respect of any of its undertaking, property or assets;

      (d)   borrow any money;

      (e)   declare, pay or make any dividends or other distributions; or

      (f) appoint any directors, secretaries or (pursuant to any power of attorney or similar authority) attorneys.

7.    WARRANTIES

7.1   Warranties

      Mr. Wong hereby represents, warrants and undertakes to and with NTEI and its successors in title that each statement contained in Schedule 2 is true, accurate and complete in all respects and not misleading as at the date of this Agreement, and will continue to be so on each day up to and including the Completion Date with reference to the fact and circumstances subsisting from time to time.

7.2   Reliance on Warranties

      Mr. Wong acknowledges and accepts that NTEI is entering into this Agreement in reliance upon each of the Warranties, notwithstanding any investigations which NTEI, its agents or advisers may have made.

7.3   Separate Warranties

      Each of the Warranties shall be construed as a separate Warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Warranty or any other terms of this Agreement.

8.    TAX INDEMNITY

8.1 Mr Wong hereby covenants and agrees with NTEI (both for itself and as trustee for and on behalf of JA) that he will fully and effectually indemnify and at all times keep fully and effectually indemnified NTEI and/or JA from and against and thus he will pay to NTEI and/or JA:-

      (a) the amount of any and all Taxation falling on JA resulting from or by reference to any income, profits, gains, transactions, events, matters or things earned, accrued, received, entered into or occurring up to the Completion Date, whether alone or in conjunction with any other circumstances whenever occurring and whether or not such Taxation is chargeable against or attributable to any other person, firm or company, including any and all Taxation resulting from the receipt by JA or NTEI of any amounts paid by Mr Wong under this Agreement; and

      (b) any and all costs (including all legal costs), expenses or other liabilities which NTEI or JA may reasonably and properly incur in connection with:-

            (i)   the settlement of any claim under this indemnity;

            (ii) any legal proceedings in which NTEI or JA claims under or in respect of this indemnity and in which judgement is given for NTEI or JA; or

            (iii) the enforcement of any such settlement or judgement.

8.2 In the event of any deprivation of any Relief, there shall be treated as an amount of Taxation for which liability has arisen the amount of such Relief multiplied by the relevant rates of Taxation in force in the period or periods in respect of which Relief would have applied or (where the rate has at the relevant time not been fixed) the last known rate and assuming that such amount of Relief was capable of full utilisation by JA.

9.    MISCELLANEOUS

9.1 This Agreement contains the entire agreement between the parties as to their subject matter.

9.2 The rights of the parties under this Agreement are cumulative and do not exclude or restrict any other rights (except as otherwise provided in the Agreement).

9.3 No failure or delay by a party to exercise any right under this Agreement or otherwise will operate as a waiver of that right or any other right nor will any single or partial exercise of any such right preclude any other or further exercise of that right or the exercise of any other right.

9.4 Time is of the essence of this Agreement as regards any time, date or period specified for the performance of an obligation.

9.5 No amendment to this Agreement will be effective unless in writing and executed by all the parties.

9.6 This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which is an original but, together, they constitute one and the same agreement.

9.7   This Agreement is binding on the successors of each party.

9.8 Neither party may assign any of the rights or obligations of that party under this Agreement without the prior written consent of the other party to this Agreement.

9.9 The Warranties shall remain in full force and effect notwithstanding Completion.

10.   EXPENSES

10.1 Each of the parties is responsible for that party's own legal and other expenses incurred in the negotiation, preparation and completion of this Agreement.

10.2 Mr. Wong shall pay all stamp duty or other transfer taxes (if any) on the sale of the JA Shares and on the purchase of the MF Shares.

10.3 NTEI shall pay all stamp duty or other transfer taxes (if any) on the purchase of the JA Shares and on the sale of the MF Shares.

11.   CONFIDENTIALITY

      None of the parties to this Agreement shall make any public announcement or communication or divulge or otherwise make public in any manner any information in connection with this Agreement, the negotiations leading up to this Agreement or the transactions or arrangements contemplated or referred to in this Agreement (including without prejudice to the foregoing generality the fact that this Agreement has been entered into between the parties) or any matter ancillary to this Agreement without the prior written consent of the other party, provided that nothing shall restrict the making by NTEI (or any holding company or subsidiary of NTEI or any fellow subsidiary of such holding company) (even in the absence of agreement by Mr Wong) of any announcement, press release, communication, divulgence or disclosure which may be required by law or by any stock exchange or by any regulatory authority.

12.   NOTICES

      Every notice or communication under this Agreement must be in writing and may, without prejudice to any other form of delivery, be delivered personally or sent by post or transmitted by fax to the address given in this Agreement or at such other address as the recipient may have notified to the other parties in writing.

13.   LAW AND JURISDICTION

13.1  Governing Law

      This Agreement is governed by and will be construed in accordance with Hong Kong law.

13.2  Hong Kong Jurisdiction

      The parties submit to the non-exclusive jurisdiction of the Hong Kong courts and each party waives any objection to proceedings in Hong Kong on the grounds of venue or inconvenient forum.

                                   SCHEDULE 1

                    BASIC INFORMATION CONCERNING THE COMPANY

Name of Company:               Jasper Ace Limited (name in Chinese)

Registration number:           269914

Date of Incorporation:         March 2, 1998

Place of Incorporation:        British Virgin Islands (International Business Company)

Registered office:             Sea Meadow House, Blackburne Highway, Road Town,
                               Tortola, British Virgin Islands

Authorised share capital:      US$100,000.00 divided into 100,000 Shares of US$1.00 par
                               value each

Issued share capital:          100,000 Shares in the name of Top Scale Company Limited

Directors:                     Wong Toe Yeung
                               Leung Lai Bing

Secretary:                     N/A

Registered Agent:              CCS Management Limited

Auditors:                      N/A

Financial Year End:            N/A

                                   SCHEDULE 2

                                 THE WARRANTIES

1. Mr. Wong is the sole legal and beneficial owner of the entire issued share capital of Top Scale. Top Scale is the sole legal and beneficial owner of the JA Shares. Mr. Wong is fully empowered, authorised and entitled to procure the sale and transfer by Top Scale of, and Top Scale is fully empowered, authorised and entitled to sell and transfer, the full legal and beneficial ownership of the JA Shares to NTEI or its nominees free from all Encumbrances and with all rights now and hereafter relating to such JA Shares.

2. There are no Encumbrances on, over or affecting any of the JA Shares or any part of the issued or unissued share capital of JA and there is no agreement or commitment to give or create any Encumbrance and no claim has been made by any person to be entitled to any Encumbrance which has not been waived in its entirety or satisfied in full.

3. The JA Shares comprise the whole of the issued and allotted share capital of JA and all of the JA Shares are fully paid up or credited as fully paid up.

4. There is no agreement or commitment outstanding which calls for the transfer, allotment or issue of or accords to any person the right to call for the transfer, allotment or issue of any shares or debentures in JA (including any option or right of pre-emption or conversion).

5. JA has no subsidiaries (as defined in the Companies Ordinance) and no shareholding or other interest in any company, partnership, firm or other entity, except for those mentioned in paragraph 9(g) of this Schedule.

6. JA has not repaid, redeemed or purchased any of its share capital or issued any share capital as paid up otherwise than by receipt of consideration therefor.

7. No consent of any third party is required to be obtained in respect of the sale of the JA Shares.

8. The obligations of Mr. Wong under this Agreement and each document to be executed at Completion are, or when the relevant document is executed, will be binding in accordance with their terms. Each document to be executed by Top Scale at Completion will be binding on Top Scale in accordance with its terms.

9. JA is not and has never been engaged in any manner whatsoever in the carrying on of any trade or business or engaged in any activities of any sort except in connection with incorporation, the appointment of directors and the filing of documents pursuant to the Companies Ordinance or The International Business Companies Act (Cap 291 of the Laws of the British Virgin Islands) and accordingly JA:-

      (a) has no indebtedness, mortgages, charges, debentures, guarantees or other commitments or liabilities (actual, accrued or contingent) outstanding;

      (b)   has no employees or executive officers;

      (c)   is not party to any contract whatsoever;

      (d)   has not given any power of attorney;

      (e) is not a party to any litigation or arbitration and no litigation or arbitration is pending or threatened;

      (f)   is not a lessee of any property; and

      (g) is not the owner of, or interested in, any assets whatsoever including, without limitation, the share capital of any other body corporate, save and except for :- (i) the JA Huizhou TCL Shareholding; (ii) the JAMF Shareholding; and (iii) a Hong Kong - PRC vehicle license.

10. JA owns and will at Completion own free from Encumbrances all of its undertaking and assets shown or comprised in the JA Accounts, which assets include the JA Huizhou TCL Shareholding and all such assets are in its possession and under its sole and absolute control.

11. In this paragraph 11, the "COMPANY" refers to each of JA and Huizhou TCL, as the context requires.

      (a)   The Accounts:

            (i)   comply with the requirements of all applicable legislation;

            (ii) were prepared on the same basis and in accordance with the same accounting policies consistently applied as the audited accounts of the Company prepared in the three preceding years and in accordance with accounting principles generally accepted in the relevant country of incorporation at the time they were prepared;

            (iii) are complete and accurate in all respects and in particular make full provision for all established liabilities or make proper provision for (or contain a note in accordance with good accounting practice respecting) all deferred or contingent liabilities (whether liquidated or unliquidated) at the date thereof including deferred Taxation where appropriate;

            (iv) give a true and fair view of the state of affairs and financial position of the relevant Company at the accounts date thereof and of the relevant Company's results for the financial period ended on such date; and

            (v) are not adversely affected by any unusual or non-recurring items which are not disclosed as such in the Accounts.

      (b) Without limitation to paragraph 11(a), full provision has been made in the Accounts:

            (i)   for depreciation of assets;

            (ii) for any foreseeable liabilities in relation to the disposal of any assets or the cessation or diminution of any part of the business of the relevant Company;

            (iii) for bad or doubtful debts and all debts which were, as at the relevant accounts date, more than six months overdue;

            (iv)  for long service payments;

            (v)   for all tax exposures (including contingent exposures);

            (vi) for any exposures (including contingent exposures) relating to supplier discount arrangements;

            (vi)  in respect of all litigation;

            (vii) in respect of all claims and returns;

            (viii) for all management fees;

            (ix)  for bonuses payable; and

            (x)   in respect of all customer rebates.

      (c) The Company has no outstanding liability for Taxation of any kind which has not been fully provided for or is not provided for in the Accounts.

      (d) The Company does not have any liability for any matter (whether actual, accrued, contingent or potential) which is not shown or otherwise specifically provided for or noted in the Accounts.

      (e) All of the debts which are reflected in the Accounts as owing to the Company (apart from bad and doubtful debts to the extent to which they have been provided for in the Accounts) or which have subsequently been recorded in the books of the Company have realised or will realise in the normal course of collection and within three months of Completion their full value as included in the Accounts or in the books of the Company, and no such debt nor any part of it has been outstanding for more than two months from its due date for payment.

12.   Since the Accounts Date:

      (a) there has been no adverse change in the financial condition or prospects of Huizhou TCL and Huizhou TCL has entered into transactions and incurred liabilities solely in the ordinary course of trading;

      (b) no resolution of any members of Huizhou TCL in general meeting has been passed other than resolutions relating to the business of the annual general meeting which was not special business;

      (c) Huizhou TCL has not declared, paid or made and is not proposing to declare, pay or make any dividend or other distribution save and except for the dividends declared pursuant to the copy board resolutions of Huizhou TCL attached as Exhibit C to this Agreement;

      (d)   the financial year end of Huizhou TCL has not changed from December
            31;

      (e) no event has occurred which would entitle any third party (with or without the giving of notice) to call for the repayment of indebtedness owed by Huizhou TCL prior to its normal maturity date;

      (f) the business of Huizhou TCL has been carried on in the ordinary and usual course and in the same manner (including nature and scope) as in the past, no fixed asset or stock has been written up nor any debt written off, and no unusual or abnormal contract has been entered into by Huizhou TCL;

      (g) no asset of Huizhou TCL has been acquired or disposed of on capital account, or has been agreed to be acquired or disposed of, otherwise than in the ordinary course of business and Huizhou TCL has not disposed of or parted with possession of any of its property, assets (including know-how) or stock in trade or made any payments, and no contract involving expenditure by it on capital account has been entered into by Huizhou TCL, and no liability has been created or has otherwise arisen (other than in the ordinary course of business as previously carried on);

      (h) there has been no disposal of any asset (including stock) or supply of any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any property whether tangible or intangible) in circumstances where the consideration actually received or receivable for such disposal or supply was less than the consideration which could be deemed to have been received for tax purposes;

      (i) no event has occurred which gives rise to a tax liability to Huizhou TCL on deemed (as opposed to actual) income, profits or gains or which results in Huizhou TCL becoming liable to pay or bear a tax liability directly or primarily chargeable against or attributable to another person, firm or company; and

      (j) no remuneration (including bonuses) or benefit payable to any officer or employee of Huizhou TCL has been increased nor has Huizhou TCL undertaken any obligation to increase any such remuneration at any future date with or without retrospective effect.

13. MR. WONG HEREBY EXPRESSLY ACKNOWLEDGES THAT THE NAMTAI COMMON STOCK HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND IS PURCHASING THE NAMTAI COMMON STOCK FOR HIS OWN ACCOUNT AND NOT WITH A VIEW TO ANY RESALE OR DISTRIBUTION THEREOF IN THE UNITED STATES OR TO U.S. PERSONS. MR. WONG FURTHER AGREES THAT UNTIL THE DATE

      WHICH IS ONE YEAR AFTER THE COMPLETION DATE NO RESALES OR OTHER TRANSFERS OF THE NAMTAI COMMON STOCK SHALL BE PERMITTED AT ALL AND, FOLLOWING SUCH FIRST ANNIVERSARY OF THE COMPLETION DATE, ALL RESALES AND OTHER TRANSFERS OF THE NAMTAI COMMON STOCK SHALL BE MADE (a) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT OR (b) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

14. MR. WONG ACKNOWLEDGES AND AGREES THAT PRIOR TO ANY PERMITTED RESALE OR OTHER TRANSFER OF THE NAMTAI COMMON STOCK IN ACCORDANCE WITH CLAUSE 13, ABOVE, THE LEGEND AFFIXED TO THE SHARE CERTIFICATE REPRESENTING THE NAMTAI COMMON STOCK WILL NEED TO BE REMOVED AND THAT NTEI'S TRANSFER AGENT FOR THE NAMTAI COMMON STOCK MAY REQUIRE FROM MR. WONG CERTAIN UNDERTAKINGS, REPRESENTATIONS AND OPINIONS OF COUNSEL AS A PRECONDITION TO REMOVING SUCH LEGEND IN ACCORDANCE WITH NORMAL MARKET PRACTICE FOR RESALES OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT.

                                   SCHEDULE 3

                     MATTERS TO BE TRANSACTED AT COMPLETION

At Completion:

1.    MR. WONG'S OBLIGATIONS

      (a)   Mr. Wong shall deliver to NTEI or procure the delivery to NTEI of:

            (i) duly executed instruments of transfer (in a form complying with all applicable laws) in respect of the JA Shares in favour of NTEI and/or its nominee together with the relative certificates for such JA Shares;

            (ii) such other documents as may be required to give good title to the JA Shares or which may be necessary to enable NTEI or its nominee to procure the registration of the same in the name of NTEI or its nominee;

            (iii) letters of resignation duly executed under seal of all the existing directors, of JA in each case acknowledging that they have no outstanding claims whether for compensation for loss of office or otherwise howsoever;

            (iv) in respect of JA, share certificates in respect of all issued shares together with instruments of transfer and declarations of trust (duly stamped, where appropriate) in respect of any shares which are held by nominees; the statutory and minutes books (which shall be written up to but not including the date of Completion), share certificate books; common seal, certificate of incorporation, business registration certificate, together with copies of the memorandum and articles of association, cheque books, books of account (all complete and written up to Completion), copies of all tax return(s) filed and related correspondence (if any), all current insurance policies, all contracts (if any) to which JA is a party and all other documents and records of JA;

            (v) copy of the latest certificate of approval of Huizhou TCL as the evidence of the JA Huizhou Shareholding held by JA together with a copy of the capital contribution verification report issued by an independent accountant evidencing the fact that US$2,682,000 registered capital has been paid in by JA to Huizhou TCL;

            (vi) such documentation as NTEI may reasonably require evidencing the fulfilment by Mr. Wong of the Condition referred to in Clause 2.1, including without limitation copies (certified by Mr. Wong as a true and correct copy of the original) of the following :-

                  (aa) the JAMF Shareholding Transfer Letter, duly executed for and on behalf of JA;

                  (bb) written resolution of all the directors of JA approving the transfer referred to in sub-paragraph (aa) above.

      (b) Mr. Wong shall procure a board meeting to be held of JA and at which resolutions shall be passed (where appropriate):

            (i) to approve and give effect to all of the matters referred to above;

            (ii) to approve NTEI and/or its nominee for registration as the holder of the JA Shares;

            (iii) to accept the resignation of the directors referred to in paragraph 1(a)(iii) above and to appoint as new directors of JA, such persons as NTEI may require, all with effect from the close of business of the relevant meeting;

            (iv) to change the authorised signatories of JA to operate their bank accounts and otherwise conduct their business as NTEI may require; and

            (v) to deal with and resolve upon such other matters as NTEI shall reasonably require for the purposes of giving effect to the provisions of this Agreement.

2.    NTEI'S OBLIGATIONS

      (a) NTEI shall deliver or procure the delivery to Mr. Wong (as agent and trustee for Top Scale) of :-

            (i) duly executed instruments of transfer (in a form complying with all applicable laws) in respect of the MF Shares in favour of Top Scale and/or its nominee together with the relative share certificates for such MF Shares;

            (ii) such other documents as may be required to give good title to the MF Shares or which may be necessary to enable Top Scale and/or its nominee to procure the registration of the same in the name of Top Scale and/or its nominee; and

            (iii) a letter of resignation duly executed under seal of Mr. Koo
                  Ming Kown as a director of MF acknowledging that he has no outstanding claims against MF whether for compensation for loss of office or otherwise howsoever;

      (b) NTEI shall pay to Top Scale the Cash Consideration by telegraphic transfer (to such account, details of which shall be notified by Mr. Wong to NTEI 3 Business Days prior to the Completion Date);

      (c) NTEI shall hold a board meeting or otherwise adopt resolutions authorizing and approving the issuance of the Namtai Common Stock to Top Scale.

3.    MUTUAL OBLIGATIONS

      Mr. Wong and NTEI shall severally procure a board meeting to be held of MF and at which resolutions shall be passed (where appropriate) to approve and give effect to the matters referred to in paragraph 1(a)(vi)(aa) and 2(a) above.

                                   SCHEDULE 4

                                     LEGEND

THE SHARES OF NAM TAI ELECTRONICS, INC. REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO A U.S. PERSON OTHER THAN IN A TRANSACTION REGISTERED OR EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT. ACCORDINGLY, UNTIL THE DATE WHICH IS ONE YEAR AFTER THE DATE OF ISSUANCE OF THIS CERTIFICATE, NO RESALES OR OTHER TRANSFERS OF THIS CERTIFICATE OR THE SHARES OF NAMTAI COMMON STOCK REPRESENTED HEREBY SHALL BE PERMITTED AT ALL AND, FOLLOWING SUCH FIRST ANNIVERSARY OF THE DATE OF ISSUANCE, ALL RESALES AND OTHER TRANSFERS OF THIS CERTIFICATE AND THE SHARES OF NAMTAI COMMON STOCK REPRESNETED HEREBY SHALL BE MADE ONLY (A) WITHIN THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT OR (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER SECURITIES ACT.

                                   SCHEDULE 5

                        JAMF SHAREHOLDING TRANSFER LETTER

                               JASPER ACE LIMITED
                                Sea Meadow House
                               Blackburne Highway
                               Road Town, Tortola
                             British Virgin Islands

                                                               Date:

Crystal Island Investment Limited
The Creque Building
216 Man Street
Road Town
Tortola
British Virgin Islands

Dear Sirs,

We refer to your letter dated July 10, 2003. Pursuant to that letter and the understanding between us, we, Jasper Ace Limited, have been holding the following Bearer Share Certificates ("SHARE CERTIFICATES") of Mate Fair Group Limited for you as your trustee and agent and to your Company's strict order. You have instructed us that that your Company no longer wishes us to hold these Share Certificates on such basis and, in accordance with such instruction, we herewith return these Share Certificates to your Company for your safe custody.

Share Certificate Nos.                              No. of Shares
----------------------                              -------------
         -6-                                             -1-
         -7-                                             -1-
         -8-                                             -1-
         -9-                                             -1-
         -10-                                            -1-
         -11-                                            -1-
         -12-                                            -1-
         -13-                                            -1-
         -14-                                            -1-
         -15-                                            -1-
         -16-                                            -1-
         -17-                                            -1-
         -18-                                            -1-
         -19-                                            -1-
         -20-                                            -1-

         -21-                                          -691-
         -22-                                          -461-
                                                     -------
                                                     -1,167-
                                                     =======

Please acknowledge receipt of the above Share Certificates by signing and returning the duplicate of this letter to us.

Yours faithfully,                             Accepted by:
For and on behalf of                          For and on behalf of
Jasper Ace Limited                            Crystal Island Investment Limited

____________________________                  _______________________________
                                              (                  )
                                              Name in Block Letter

                                              Dated: _______________________

EXECUTED by the parties in Macau Special Administrative Region of the People's Republic of China

MR. WONG TOE YEUNG                      )
                                        )     _______________________

Witnessed by

_______________________
Name:
Title:

For and on behalf of                    )
                                        )
NAM TAI ELECTRONICS, INC.               )
                                        )
by MR. KOO MING KOWN                    )     _______________________

Witnessed by

_______________________
Name:
Title: